SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

STATEMENT OF MATERIAL FACT

Publicly-Held Company

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayers’ ID (CNPJ/MF): 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL (BOVESPA: CSNA3; NYSE: SID) (“Company”), hereby informs its shareholders and market participants that, in complement to the statement of material fact dated 23 August 2016, it has closed the sale of one hundred percent (100%) of the shares issued by the Company’s subsidiary Cia. Metalic do Nordeste, with Corporate Taxpayers’ ID (CNPJ/MF) 01.183.070/0001-95, to Can-Pack Brasil Indústria de Embalagens Ltda., a Brazilian subsidiary of Can-Pack S.A., a Polish metal packaging producer.

The amount received by the Company is BRL 372,536,929.29, (three hundred and seventy-two million, five hundred and thirty-six thousand, nine hundred and twenty-nine Brazilian Reais, and twenty-nine cents), fully paid in cash in Brazilian Reais. Said amount is subject to a post-closing adjustment agreed in the share purchase agreement entered into by the Company and Can-Pack S.A.

Bradesco BBI and BB Banco de Investimento have acted as financial advisors to the Company in connection with the transaction.

São Paulo, 30 November 2016

Companhia Siderúrgica Nacional

David Moise Salama

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 30, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.